September 29, 2006

Xiangzhi Chen, CEO
Zeolite Exploration Company
Youth Pioneer Park
Taian Economic and Technological Development Zone
Tai'an City, Shandong Province 271000
People's Republic of China

> **Re:** **Zeolite Exploration Company**
> **Amendment No. 1 to Registration**
> **Statement on Form S-1**
> **File No. 333-132906**
> **Filed August 31, 2006**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 10

1. Revise to disclose net earnings per share for each period for which statement of operations data is presented. For periods prior to the merger, the weighted average number of shares outstanding should be the historical numbers as reflected by Faith Bloom adjusted to give effect to the exchange ratio inherent in the merger.

Management's Discussion and Analysis, page 11

2. We note your disclosure regarding operating expenses on page 13. Please tell us the amount of rebate expense that is included in the statement of operations for each period (2003, 2004, 2005, and interim 2006), provide a complete description of the rebates and the nature of the consideration given to the customer, describe how the amount of rebate (expense) is determined, and tell us how you determined that customer rebates should be recorded as an operating expense rather than as a reduction of revenue. Refer to EITF 01-9 and revise the financial statements and related disclosures accordingly. If you believe that you meet both of the conditions outlined in paragraph 9 of EITF 01-9 for classification of the rebates as an operating expense, please provide a detailed discussion of how each of these criteria is met.

Critical Accounting Policies and Estimates, page 13

3. We note your disclosure regarding advances to suppliers on page 14. Tell us and revise to disclose the circumstances under which you make advances to suppliers (e.g., at request of supplier, discretionary payment, etc.) and explain how the amount of the advance is determined. Tell us whether the advance is repaid in cash or applied against future purchases and tell us the timing of resolving the advance. Please disclose the reasons underlying the significant increase in the outstanding advances from December 31, 2005 to June 30, 2006. To the extent that changes in your business practices have resulted in the increase, revise your disclosures under Item 101 of Regulation S-K accordingly.

Management's Discussion and Analysis - Results of Operations

Comparison of Six Months Ended June 30, 2006 and 2005, page 17

4. We note your disclosure under the Operating Expenses heading that the $43,804 increase in interim sales and marketing expense was attributable to increases in sales commissions ($40,557) and sales rebates ($6,296) but the combined amount of increase for these two items ($46,853) exceeds the total amount of the increase. Please revise to clarify this discrepancy.

5. We note your disclosure regarding the increase in other expenses during the six months ended June 30, 2006. However, the noted amount appears to represent income rather than an expense. You disclosed in the Form 10-Q for the period ended June 30, 2006 that you recognized income related to the sale of heat generated during the manufacturing process. Please revise the disclosure to clarify. Please also revise the tabular presentation to present this item as "other income" instead of as "interest expense."

<u>Comparison of Year Ended 2004 and 2003, page 21</u>

6. We note your disclosure under the heading, Operating Expenses, regarding the decrease in a production bonus. Please tell us how you determined that the bonus expense should be recorded as an operating expense rather than as cost of revenue, given that the amount appears to relate to production. Tell us whether these bonuses were settled in cash or stock and whether they were subject to stockholder or owner approval. Also, please explain how the production bonus declined when revenue increased by 67% from 2003 to 2004.

<u>Contractual Obligations and Contingent Liabilities, page 23</u>

7. We note your disclosure regarding major suppliers on pages 33-34. As applicable, please revise your tabular disclosure of contractual obligations to include material purchase commitments if applicable. Also, revise your disclosure in the financial statements accordingly.

<u>Selling Stockholders, page 41</u>

8. We note several inconsistencies in the first paragraph of your disclosure. In the third sentence, reference is made to 5.8 million shares covered by the prospectus, while it appears that 8.3 million shares are being registered. In addition, the disclosure indicates that 50.9 million of the 5.8 million shares were acquired in a private placement. Please revise your disclosures accordingly.

<u>Changes in Accountants, page 46</u>

9. Please revise your disclosure to include the information required by Item 304 of Regulation S-K relating to the termination of Rotenberg & Co. and the engagement of Hansen, Barnett & Maxwell.

<u>Financial Statements, page F-1</u>

<u>Note 1 – Organization and Nature of Operations, page F-7</u>

10. We note your disclosures regarding the acquisition of the acquired assets by the Eastern Nano subsidiaries and the related distribution to the investors and non-cash capital investment into Eastern Nano by the investors. The primary effect of these transactions appears to be that the land, building and intangible assets are no longer recorded in the financial statements of the Eastern Nano subsidiaries, which were subsequently recapitalized into Faith Bloom Limited and then Zeolite Exploration Company. In this regard, please revise your disclosures to clarify the economic substance of each of the transactions outlined in Note 1. Provide us with a schedule showing the ownership percentage of each investor in the Eastern Nano subsidiaries, Shengda Nano, Shengda Chemical and Faith Bloom at

formation and immediately before and after the dates of the relevant activities disclosed in the Note. We may have additional comments after reviewing your response.

11. Please tell us where the agreements described in the third through sixth paragraphs of Note 1 were filed as material contract agreements in accordance with Item 601 of Regulation S-K, or file the agreements with the next amendment to the registration statement.

12. We note that Shengda Nano and Shengda Chemical retained the land, land use rights and buildings, and then leased these assets to the Eastern Nano Subsidiaries. We also note your disclosure in Note 2 on page F-8 that these entities are not consolidated due to the "significant other operations of the group". Please provide us with a schedule quantifying the nature of the other operations noted in your disclosure, as compared to the services provided by Shengda Nano and Shengda Chemical to the Eastern Nano subsidiaries and explain why you believe it is appropriate not to consolidate these entities.

13. We note the fifth paragraph of your disclosure which states that the net assets that were retained by Shengda Nano and Shengda Chemical and the liabilities assumed from the Investors were recognized as distributions to the Investors at their fair values. Since the transactions appear to involve entities under common control, tell us how you determined that the transactions should be recorded at fair value rather than book value under SFAS 141. Also, tell us whether there were any material differences between fair value and book value for the disclosed assets and liabilities. Revise your disclosures as appropriate.

Note 2 – Significant Accounting Policies, page F-8

14. We note your disclosure regarding the valuation of long-lived assets on page F-9. Please tell us how the impairment loss recorded in November 2004 is consistent with the provisions of SFAS 144. Specifically, tell us how you determined that an impairment review was required under paragraph 8 of SFAS 144, and how you determined the appropriate grouping of long-lived assets for measurement of the impairment loss in accordance with paragraph 10 of SFAS 144. Also, revise your disclosure to include the information required by paragraph 26(d) of SFAS 144.

Revenue Recognition, page F-10

15. Revise to clarify how you recognize revenue on sales of your products. The existing policy is boilerplate disclosure taken directly from SAB 104 and provides no meaningful description of your specific policies. Please address among other things whether you sell products to end users or distributors, the timing of recognizing revenue (e.g., shipment to end users, acceptance by end users, etc.),

and any post-delivery obligations you retain that affect the timing of revenue recognition.

Note 10 – Segment Information, page F-15

16. Please revise your disclosure to include information with respect to the six months ended June 30, 2006.

Note 14 – Related Parties, page F-18

17. We note your disclosure on page 39 regarding the $450,000 payment to HFG International, Limited. Please revise your disclosure in Note 14 to include the material terms of this transaction.

Item 16 – Exhibits and Financial Statement Schedules, page II-2

18. We note that your articles of incorporation were amended as reported in an 8-K filed on February 14, 2006. As discussed in Item 601(3)(i) of Regulation S-K, a complete copy of the amended articles of incorporation should be filed with the next registration statement or periodic report to which this exhibit requirement applies. Accordingly, please file the complete articles of incorporation, as amended, as an exhibit to the registration statement.

General

19. Please provide a current consent of the independent accountant in any amendment and note the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

1934 Act Periodic Reports

20. We note that the reverse merger was consummated in March 2006, yet no 10-Q filing was made for the quarter ended March 31, 2006. When a registrant adopts the fiscal year end of the accounting acquirer in a reverse merger, periodic reports should be filed based on the fiscal year of the accounting acquirer, beginning with the quarter in which the merger was consummated. Please file the quarterly report for this period as soon as possible, or tell us why you believe that no filing is required.

21. We note your disclosure in the 8-K filed on May 17, 2006 that references a previous 8-K filing on April 6, 2006. However, it appears that no such filing was made. Accordingly, please file the 8-K to report the acquisition under Item 2.01 and to provide the pre-merger audited financial statements required under Item 9.01. File all material contracts relating to the acquisition as listed on the exhibit index.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Raymond L. Veldman
        Fax: (949) 623-4463